UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2010

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiang Yongzhi
Name:	Jiang Yongzhi
Title:	Joint Company Secretary
Dated: April 22, 2010

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated April 21, 2010, entitled “CNOOC Ltd’s Huizhou Oilfields Restarted Production in Full Scale”.

Exhibit 99.1

中國海洋石油有限公司
CNOOC LIMITED
For Immediate Release

CNOOC Ltd’s Huizhou Oilfields Restarted Production in Full Scale

(Hong Kong, April 21, 2010) - CNOOC Limited (the “Company" or “CNOOC Ltd.”, NYSE: CEO, SEHK: 0883) today announced that Huizhou oilfields, which suspended production after being hit by Typhoon Koppu in September 2009, have restarted production in full scale.

Currently the operations of Huizhou oilfields are running smoothly, with daily production of 45,000 barrels of oil and over 40 million cubic feet of natural gas.

Huizhou oilfields halted production after part of their production facilities were damaged from the strike of typhoon Koppu in September 2009 (relevant news please refer to
http://www.cnoocltd.com/encnoocltd/newszx/news/2009/1280.shtml).

After typhoon, the Company worked closely with its partners on the recovery plan for the oilfields in a timely manner. Thanks to the efforts, Huizhou 21-1 gas field restarted its production shortly after being hit, while other fields such as Huizhou 26-1 resumed production early this year.

Mr. Yang Hua, President of the Company commented, “Huizhou oilfields are one of our important assets in the Eastern South China Sea. The rapid recovery of these oil fields will provide strong support for achieving the Company’s production target in 2010. Meanwhile, the success is an evidence of the outstanding capability of the company together with its partners to overcome difficulties and challenges.”

Huizhou oilfields are located in the Pearl River Mouth Basin and about 120 miles southeast of Hong Kong. The water depth of the fields averages 115 meters. Huizhou oilfields consist of 8 platforms, including Huizhou 26-1, Huizhou 19-2 and so on.

Huizhou oilfields are operated by CACT Operators Group, which consists of CNOOC Ltd, Eni and Chevron.

– End –

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

*** *** *** ***

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances. However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations. For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2008 Annual Report on Form 20-F filed on May 8, 2009.

*** *** *** ***

For further enquiries, please contact:

Mr. Jiang Yongzhi
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1731
Fax: +86-10-8452-1441
E-mail: jiangyzh2@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: sharon.fung@knprhk.com